December 23, 1997



Mr. John B. Blystone
Chairman, President and Chief Executive Officer
SPX Corporation
700 Terrace Point Drive
Muskegon, MI  49443-3301

Dear John:

We received your correspondence dated December 18, 1997. This correspondence, together with your correspondence dated December 12, 1997, has been discussed with every Board member and the Board is of unanimous view that Echlin does not have an interest in pursuing discussions with SPX Corporation.

If you do value confidentiality, you should be aware that several of your letters to our Directors were misdirected - one in particular was sent in care of a non-profit organization on which he served.

                                                      Very truly yours,

                                                      /s/ Larry McCurdy